OPERATING AGREEMENT

AMONG

LIBRA PROJECT, LLC

(DBA RIKKI'S BAR)

AND

THE MEMBERS NAMED HEREIN

DATED

AUGUST 15, 2024

TABLE OF CONTENTS

OPERATING AGREEMENT

This Operating Agreement (the "Agreement") of Libra Project, LLC, dba Rikki's Bar, a California limited liability company (the "**Company**"), is entered into as of August 15, 2024 (the "Effective Date") by and among the Company and the Members and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement.. Unless otherwise noted, capitalized terms used in this Agreement have the meanings ascribed herein

RECITALS

WHEREAS, the Company was formed as a limited liability company under the laws of the State of California, for the purposes set forth in Section 2.05 of this Agreement, when the Company's articles of organization (the "**Articles of Organization**") were filed by the California Secretary of State on March 8, 2024; and

WHEREAS, the parties wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company and the other matters set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Definitions

Section I.01   **Definitions.** Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in this Section 1.01 and when not otherwise defined shall have the meanings set forth in RULLCA:

"**Acceptance Notice**" has the meaning set forth in Section 8.01(c).

"**Additional Capital Contribution**" has the meaning set forth in Section 3.02.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore under Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1), and 1.704-2(i); and

(b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4)-(6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to the Membership Interest held by such Member means the federal taxable income allocated by the Company to the Member with respect to its Membership Interest (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); provided, that such taxable income shall be computed (a) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to its Membership Interest that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect owners of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect owners of the Member) in such Fiscal Year and all prior Fiscal Years, and (b) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Operating Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority, (b) any consents or approvals of any Governmental Authority, and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Articles of Organization**" has the meaning set forth in the Recitals.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately before the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c) the Book Value of all Company assets may, in the sole discretion of the Manager, be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Manager, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii) the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

(iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"Business Day" means a day other than a Saturday, Sunday, or other day on which commercial banks in the state of California are authorized or required to close.

"Capital Account" has the meaning set forth in Section 3.03.

"Capital Contribution" means any Member's contribution to the capital of the Company in cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"Change of Control" means (a) the sale of all or substantially all of the assets of the Company to an Independent Third Party, (b) a sale resulting in more than 75% of the

Membership Interests of the Company being held by an Independent Third Party, or (c) a merger, consolidation, recapitalization, or reorganization of the Company with or into an Independent Third Party that results in the inability of the Members to designate or elect a majority of the managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" has the meaning set forth in Section 13.03(a).

"**Covered Person**" has the meaning set forth in Section 10.01(a).

"**Divorce**" means any legal proceeding to terminate, dissolve, or separate the Marital Relationship of a Member, and includes an action for annulment, legal separation, or similar proceeding that involves a judicial division of community or quasi-community property of the Member and the Member's Spouse.

"**Electronic Transmission**" means (a) facsimile telecommunication, (b) email, (c) posting on an electronic message board or network that the Company has designated for communications (together with a separate notice to the recipient of the posting when the transmission is given by the Company), or (d) other means of electronic communication where the recipient has consented to the use of the means of transmission (or, if the transmission is to the Company, the Company has placed in effect reasonable measures to verify that the sender is the member or manager purporting to send the transmission) and the communication creates a record that is capable of retention, retrieval, and review and may be rendered into clearly legible tangible form.

"**Equity Securities**" means any and all Membership Interests of the Company and any securities of the Company convertible into, or exchangeable or exercisable for, such Membership Interests, and warrants or other rights to acquire such Membership Interests.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Manager. In making such estimate, the Manager shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as the Manager reasonably determines are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Excess Amount**" has the meaning set forth in Section 6.02(c).

"Excluded Securities" means Equity Securities issued in connection with (a) a grant to any existing or prospective consultants, employees, or officers pursuant to any profits interest plan or similar equity-based plans or other compensation agreement, (b) the conversion or exchange of any securities of the Company into Membership Interests, or the exercise of any warrants or other rights to acquire Membership Interests, (c) any acquisition by the Company of any equity interests, assets, properties, or business of any Person, (d) any merger, consolidation, or other business combination involving the Company, (e) the commencement of any Initial Public Offering/Qualified Public Offering or any transaction or series of related transactions involving a Change of Control, (f) an equity split, payment of distributions, or any similar recapitalization, or (g) any private placement of warrants to purchase Membership Interests to lenders or other institutional investors (excluding the Members) in any arm's length transaction providing debt financing to the Company (the **"Financing Warrants"**) where such Financing Warrants, together with all the then outstanding Financing Warrants, are not equal to and not convertible into an aggregate of more than 5% of the outstanding Equity Securities on a fully diluted basis at the time of the issuance of such Financing Warrants, in each case, approved in accordance with the terms of this Agreement.

"Exercise Period" has the meaning set forth in Section 8.01(c).

"Exercising Member" has the meaning set forth in Section 8.01(d).

"Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

"Family Members" has the meaning set forth in Section 9.02(b).

"Financing Warrant" has the meaning set forth in the term Excluded Securities.

"Fiscal Year" means the calendar year, unless the Company is required to or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"GAAP" means United States generally accepted accounting principles in effect from time to time.

"Governmental Authority" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"Independent Third Party" means, with respect to any Member, any Person who is not an Affiliate or other Permitted Transferee of such Member.

"Initial Member" has the meaning set forth in the term Member.

"Initial Public Offering" means any underwritten public offering of Membership Interests (or common stock of the Company or a successor entity on conversion of such Membership Interests) pursuant to a registration statement filed in accordance with the Securities Act.

"Issuance Notice" has the meaning set forth in Section 8.01(b).

"Joinder Agreement" means the joinder agreement in form and substance attached hereto.

"Lien" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"Liquidator" has the meaning set forth in Section 12.03(a).

"Losses" has the meaning set forth in Section 10.01(b).

"Manager" means, initially, Sara Yergovich and Danielle Thoe, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement. The Manager shall constitute a "manager" (as that term is defined in RULLCA) of the Company. The term Manager, as used herein, shall also mean the plural, Managers.

"Marital Relationship" means a civil union, registered domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"Member" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof (each, an **"Initial Member"**) and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and RULLCA, in each case so long as such Person is shown on the Company's books and records as the owner of Membership Interests. The Members shall constitute "members" (as that term is defined in RULLCA) of the Company.

"Member Nonrecourse Debt" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Deduction" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"Members Schedule" has the meaning set forth in Section 3.01.

8

"Membership Interest" means an interest in the Company owned by a Member, including such Member's right (a) to its distributive share of Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company, (b) to its distributive share of the assets of the Company, (c) to vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement or RULLCA, and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or RULLCA. The Membership Interest of each Member shall be expressed as a percentage interest and shall be the same proportion that such Member's total Capital Contribution bears to the total Capital Contributions of all Members/as set forth in the Members Schedule.

"Net Income" and **"Net Loss"** mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a)	any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b)	any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c)	any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)	any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e)	if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)	to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b), or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in

9

determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"New Securities" has the meaning set forth in Section 8.01(a).

"Non-Exercising Member" has the meaning set forth in Section 8.01(d).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Offered Securities" has the meaning set forth in Section 9.03(a).

"Offering Member" has the meaning set forth in Section 9.03(a).

"Offering Member Notice" has the meaning set forth in Section 9.03(b).

"Officers" has the meaning set forth in Section 7.03.

"Over-Allotment Exercise Period" has the meaning set forth in Section 8.01(d).

"Over-Allotment Notice" has the meaning set forth in Section 8.01(d).

"Permitted Transfer" means a Transfer of Membership Interests carried out pursuant to Section 9.02.

"Permitted Transferee" means a recipient of a Permitted Transfer.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"Pro Rata Share" means:

(a) for purposes of Section 3.02, with respect to any non-contributing Member in an Additional Capital Contribution, on any date that an Additional Contribution is made, a fraction determined by dividing (i) such non-contributing Member's Membership Interest immediately before the Additional Capital Contribution by (ii) the sum of (x) such non-contributing Member's Membership Interest immediately before the Additional Capital Contribution and (y) the Membership Interest held by all other non-contributing Members immediately before such Additional Capital Contribution.

(b) for the purposes of Section 8.01, with respect to any Member, a percentage equal to such Member's Membership Interest on a fully diluted basis immediately before such issuance of New Securities.

(c)   for the purposes of Section 9.03, with respect to any Purchasing Member, a percentage equal to a fraction determined by dividing (i) such Purchasing Member's Membership Interest on a fully diluted basis immediately before such Transfer by (ii) the sum of (x) such Purchasing Member's Membership Interest on a fully diluted basis immediately before such Transfer and (y) the Membership Interests held by all other Purchasing Members on a fully diluted basis immediately before such Transfer.

"Prospective Purchaser" has the meaning set forth in Section 8.01(b).

"Purchasing Member" has the meaning set forth in Section 9.03(c).

"Qualified Public Offering" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Membership Interests (or common stock of the Company or a successor entity on conversion of such Membership Interests) having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $10 million, following which at least 25% of the Membership Interests (or common stock of the Company on conversion of such Membership Interests) on a fully diluted basis shall have been sold to the public and shall be listed on any national securities exchange.

"Quarterly Estimated Tax Amount" of a Member for any calendar quarter of a Fiscal Year means the excess, if any, of (a) the product of (i) a quarter ($\frac{1}{4}$) in the case of the first calendar quarter of the Fiscal Year, half ($\frac{1}{2}$) in the case of the second calendar quarter of the Fiscal Year, three-quarters ($\frac{3}{4}$) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year, over (b) all distributions previously made during such Fiscal Year to such Member.

"Regulatory Allocations" has the meaning set forth in Section 5.02(e).

"Related Party Agreement" means any agreement, arrangement, or understanding between the Company and any Manager, Member, of the Company or any Affiliate of a Manager, Member, of the Company; in each case, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"Partnership Audit Rules" has the meaning set forth in Section 11.04(c).

"ROFR Offer Notice" has the meaning set forth in Section 9.03(c).

"ROFR Offer Notice Period" has the meaning set forth in Section 9.03(c).

"RULLCA" means the California Revised Uniform Limited Liability Company Act, Section 17701.01 et seq. of the California Corporations Code.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Shortfall Amount" has the meaning set forth in Section 6.02(b).

"Shortfall Amount Distribution Date" has the meaning set forth in Section 6.02(b).

"Spousal Consent" has the meaning set forth in Section 13.18.

"Spousal Purchase Price" has the meaning set forth in Section 9.04(c).

"Spouse" means a spouse, a party to a civil union, a registered domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Member.

"Spouse's Interest" has the meaning set forth in Section 9.04(a).

"Subsidiary" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"Tax Advance" has the meaning set forth in Section 6.02(a).

"Tax Amount" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Membership Interest.

"Tax Distribution Date" has the meaning set forth in Section 6.02(a).

"Tax Matters Representative" has the meaning set forth in Section 11.04(a).

"Tax Rate" of a Member, for any period, means the highest effective marginal combined federal, state, and local tax rate applicable to an individual residing in San Francisco, California (or, if higher, a corporation doing business in San Francisco, California), taking into account (a) the character (for example, long-term or short-term capital gain, ordinary or exempt) of the applicable income and (b) if applicable the deduction under IRC Section 199A.

"Taxing Authority" has the meaning set forth in Section 6.03(b).

"Transfer" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest or "transferable interest" as defined by Section 17701.02(aa) of RULLCA) in any Membership Interests owned by a Person. **"Transfer"** when used as a noun, and **"Transferred"** when used to refer to the past tense, shall have correlative meanings. **"Transferor"** and **"Transferee"** mean a Person who makes or receives a Transfer, respectively.

"Treasury Regulations" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"Waived ROFR Transfer Period" has the meaning set forth in Section 9.03(d).

"Withholding Advances" has the meaning set forth in Section 6.03(b).

Section I.02   **Interpretation.** For purposes of this Agreement, (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation," (b) the word "or" is not exclusive, and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. Unless the context otherwise requires, references herein (x) to Articles, Sections, Exhibits, and Schedules mean the Articles and Sections of and Exhibits and Schedules attached to this Agreement, (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, restated, supplemented, and modified from time to time to the extent permitted by the provisions thereof, and (z) to a statute or Applicable Law means such statute or Applicable Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
Organization

Section II.01 Formation.

(a)   The Company was formed on March 8, 2024, pursuant to the provisions of RULLCA, upon the filing of the Articles of Organization by the California Secretary of State.

(b)   This Agreement shall constitute the "operating agreement" (as that term is used in RULLCA) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to RULLCA and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under RULLCA in the absence of such provision, this Agreement shall, to the extent permitted by RULLCA, control.

Section II.02   **Name.** The name of the Company is "The Libra Project, LLC" or such other name or names as may be designated by the Members pursuant to Section 7.02(l); provided, that the name shall always contain the words "limited liability company" or the abbreviation "L.L.C." or "LLC". The Manager shall give prompt notice to the Members of any change to the name of the Company. The Company may conduct business under any assumed or fictitious name required by Applicable Law or otherwise deemed desirable by the Manager.

Section II.03 **Principal Office.** The principal office of the Company is located at 579 6th Avenue Apt. 201, San Francisco, CA 94118, or such other place as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section II.04 Office and Agent for Service of Process.

(a)   The office for service of process on the Company in the State of California shall be the office of the initial agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by RULLCA and Applicable Law.

(b)   The agent for service of process on the Company in the State of California shall be the initial agent named in the Articles of Organization or such other Person or Persons as the Manager may designate from time to time in the manner provided by RULLCA and Applicable Law.

Section II.05 Purpose; Powers.

(a)   The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under RULLCA and to engage in any and all activities necessary or incidental thereto.

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by RULLCA.

Section II.06 **Term.** The term of the Company commenced on the date the Articles of Organization were filed with the California Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement or as provided by Applicable Law.

ARTICLE III
Capital Contributions; Capital Accounts

Section III.01 **Initial Capital Contributions.** Contemporaneously with the execution of this Agreement, each Member has made an initial Capital Contribution and is deemed to own Membership Interests in the amounts set forth opposite such Member's name on **Schedule A** attached hereto (the "**Members Schedule**"). The Manager shall update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement. No Member shall be entitled to receive any interest on his, her or its Capital Contributions or Capital Account.

Section III.02 **Additional Capital Contributions.** No Member shall be required to make any additional Capital Contributions to the Company. However, a Member may make an additional Capital Contribution (an "**Additional Capital Contribution**") at any time with the written consent of the Members holding a majority of the Membership Interests and in compliance with Section 8.01 and Section 9.01(b). To the extent that a Member makes such an approved Additional Capital Contribution to the Company, the Manager shall revise the Members Schedule to reflect an increase in the Membership Interest of the contributing Member, and the corresponding Pro Rata Share of the decrease in the Membership Interest of each non-contributing Member, that fairly and equitably reflects the value of the contributing Member's Additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members.

Section III.03 **Maintenance of Capital Accounts.** The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any Additional Capital Contributions;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 12.03(d);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section III.04 **Succession Upon Transfer.** If any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interests and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI, and ARTICLE XII in respect of such Membership Interests.

Section III.05 **Negative Capital Accounts.** If any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section III.06 **No Withdrawals from Capital Accounts.** No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member, including the Manager, shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section III.07 **Treatment of Loans from Members.** Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 3.03(a)(iii), if applicable.

Section III.08 **Modifications.** The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed to comply with such Treasury Regulations, the Manager may authorize such modifications.


ARTICLE IV
Members


Section IV.01 Admission of New Members.

(a)   New Members may be admitted from time to time (i) in connection with the issuance of Membership Interests by the Company, subject to compliance with the provisions of Section 7.02(b), ARTICLE VIII, and Section 9.01(b), and (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE IX, and in either case, following compliance with the provisions of Section 4.01(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have delivered to the Company (i) an executed written undertaking substantially in the form of the Joinder Agreement and (ii) if such Person is a natural person who has a Spouse, an executed written undertaking substantially in the form of the Spousal Consent. Upon the amendment of the Members Schedule by the Manager and the satisfaction of all other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.03.

Section IV.02 **No Personal Liability.** Except as otherwise provided by RULLCA, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being or acting as a Member. Except as otherwise provided by RULLCA, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being or acting as a Manager.

Section IV.03 Dissociation; Death.

(a)　　No Member shall have the ability to dissociate or withdraw as a Member pursuant to Section 17706.01(a) or Section 17706.02(a) of RULLCA, or otherwise except as required by Applicable Law, before the dissolution and winding up of the Company and any such dissociation or withdrawal or attempted dissociation or withdrawal by a Member before the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member.

(b)　　In the event of the death of a Member, the Company and its business shall be continued by the remaining Member or Members, subject to Section 12.01(d).

Section IV.04 **No Interest in Company Property.** No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section IV.05 Certification of Membership Interests.

(a)　　The Manager may, but shall not be required to, issue certificates to each Member representing the Membership Interests held by such Member. The Manager shall record or cause to be recorded all issuances, exchanges, and other transactions in Membership Interests involving the Members in a ledger maintained as part of the books and records of the Company.

(b)　　If the Manager shall issue certificates representing Membership Interests in accordance with Section 4.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE
ARE SUBJECT TO AN OPERATING AGREEMENT AMONG THE
COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE
PRINCIPAL OFFICE OF THE COMPANY. NO TRANSFER, SALE, OFFER,

17

ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, OFFERED, ASSIGNED, GIFTED, PLEDGED, ENCUMBERED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section IV.06 Meetings.

(a) Meetings of the Members may be called by (i) the Manager or (ii) a Member or group of Members holding more than 10% of the Membership Interests.

(b) Written notice stating the place, date, and time of the meeting, the means of electronic video screen communication or Electronic Transmission by and to the Company, if any, and the general nature of the business to be transacted at the meeting, shall be delivered not fewer than 10 days and not more than 60 days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The business to be conducted at such meeting shall be limited to the purposes described in the notice. The Members may hold meetings at the Company's principal office or at such other place, within or outside the State of California, as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c) Any Member may participate in a meeting of the Members (i) using conference telephone or electronic video screen communication, if all Persons participating in the meeting can talk to and hear each other or (ii) by Electronic Transmission by and to the Company if the Company (1) implements reasonable measures to provide Members, in person or by proxy, a reasonable opportunity to participate and vote, including an opportunity to read or hear the meeting's proceedings substantially concurrently with the proceedings and (2) maintains a record of votes or other action taken by the Members. Participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing signed by such Member, using Electronic Transmission authorized by such Member, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy before such revocation.

(e)   Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Attendance of a Member at a meeting is not a waiver of the Member's right to object to consideration of matters required to be described in the notice for the meeting, if the Member expressly objects to such consideration at the meeting.

(f)   A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Membership Interests. Subject to Section 4.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Subject to Section 4.07, Section 7.02, Section 13.10, and any other provision of this Agreement or RULLCA requiring the vote, consent, or approval of a different percentage of the Membership Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Membership Interests.

Section IV.07 Action Without a Meeting.

(a)   Notwithstanding the provisions of Section 4.06, any matter that is to be voted on, consented to, or approved by the Members may be taken without a meeting if a written consent is signed and delivered (including by Electronic Transmission) to the Company within 60 days of the record date for that action by a Member or the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote were present and voted. A record shall be maintained by the Manager of each such action taken by written consent of a Member or the Members.

(b)   Unless the consents of all Members entitled to vote have been solicited in writing, (i) the Manager shall give notice of any amendment to the articles of organization or this Agreement or a dissolution or merger of the Company approved by the Members without a meeting by less than unanimous written consent, at least ten days before the consummation of such action, and (ii) the Manager shall give prompt notice of the taking of any other action approved by the Members without a meeting by less than unanimous written consent, to those Members entitled to vote who have not consented in writing.

ARTICLE V
Allocations

Section V.01   **Allocation of Net Income and Net Loss.** For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in Section 5.02, Net Income and Net Loss of the Company shall be allocated among the Members pro rata in accordance with their Membership Interests.

Section V.02 **Regulatory and Special Allocations.** Notwithstanding the provisions of Section 5.01:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Nonrecourse Deductions shall be allocated to the Members in accordance with their Membership Interests.

(d) In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible. This Section 5.02(d) is intended to comply with the "qualified income offset" requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e) The allocations set forth in paragraphs Section 5.02(a), Section 5.02(b), Section 5.02(c), and Section 5.02(d) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

20

Section V.03   Tax Allocations.

(a)   Subject to Section 5.03(b), Section 5.03(c), and Section 5.03(d), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b)   Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 5.03 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions, or other items pursuant to any provisions of this Agreement.

Section V.04   **Allocations in Respect of Transferred Membership Interests.** In the event of a Transfer of Membership Interests during any Fiscal Year made in compliance with the provisions of ARTICLE IX, Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined using the interim closing of the books method.

ARTICLE VI
Distributions

Section VI.01 General.

(a)   Subject to Section 6.02, distributions of available cash shall be made to the Members when and in such amounts as determined by the Manager. After making all distributions required for a given Fiscal Year under Section 6.02, distributions determined to be made by the Manager pursuant to this Section 6.01(a) shall be paid to the Members in accordance with their respective Membership Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 17704.05 of RULLCA or other Applicable Law.

Section VI.02 Tax Advances.

(a)   Subject to Section 6.01(b) and any restrictions in the Company's then applicable debt-financing arrangements, and subject to the Manager's determination to retain any other amounts necessary to satisfy the Company's obligations, at least five days before each date prescribed by the Code for a calendar-year entity to pay quarterly installments of estimated tax (a "**Tax Distribution Date**"), the Company shall use commercially reasonable efforts to distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such distribution, a "**Tax Advance**").

(b)   If, at any time after the final Quarterly Estimated Tax Amount has been distributed pursuant to Section 6.02(a) with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "**Shortfall Amount**"), then the Company shall use commercially reasonable efforts to distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year (the date of any such distribution, a "**Shortfall Amount Distribution Date**"); provided, that if the Company has made distributions other than pursuant to this Section 6.02, the Manager may apply such distributions to reduce any Shortfall Amount.

(c)   If the aggregate Tax Advances made to any Member pursuant to this Section 6.02 for any Fiscal Year exceed such Member's Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this Section 6.02, except to the extent taken into account as an advance pursuant to Section 6.02(d).

(d)   Any distributions made pursuant to this Section 6.02 shall be treated for purposes of this Agreement as advances on distributions pursuant to Section 6.01 and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Section 6.01.

Section VI.03 Tax Withholding; Withholding Advances.

22

(a)   **Tax Withholding.** Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

(b)   **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Representative) based on the advice of legal or tax counsel to the Company to withhold or make payments to any federal, state, local, or foreign taxing authority (a "**Taxing Authority**") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 6.03(b) shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company makes any Withholding Advance in respect of a Member hereunder that is not immediately withheld from actual distributions to the Member, then the Member shall promptly reimburse the Company for the amount of such payment, plus interest at a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus 2% per annum, compounded annually, on such amount from the date of such payment until such amount is repaid (or deducted from a distribution) by the Member (any such payment shall not constitute a Capital Contribution). Each Member's reimbursement obligation under this Section 6.03(b) shall continue after such Member transfers its Membership Interests.

(c)   **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to the taxes, interest, or penalties that may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 6.03, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(d)   **Overwithholding.** Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

(e)   **Survival.** The provision of this Section 6.03 and the obligations of a Member pursuant to Section 6.03 shall survive termination, dissolution, liquidation, and winding up of the Company and the dissociation or withdrawal of such Member from the Company or Transfer of its Membership Interests.

Section VI.04 Distributions in Kind.

(a)   The Manager is hereby authorized, as it may reasonably determine, to make distributions to the Members in the form of securities or other property held by the Company; provided that Tax Advances shall only be made in cash. In any non-cash distribution, the securities or property so distributed will be distributed among the

Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to Section 6.01.

(b)   Any distribution of securities shall be subject to such conditions and restrictions as the Manager determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such distribution and any further Transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE VII
Management

Section VII.01 **Management of the Company.** The Company shall be manager-managed by the Manager. Subject to the provisions of Section 7.02 and except as otherwise provided by RULLCA or this Agreement, the Manager shall have full and complete discretion to manage and control the business, property, activities, and affairs of the Company, to make all decisions affecting the business, property, activities, and affairs of the Company, and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.05. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager.

Section VII.02 **Actions Requiring Approval of Members.** Without the consent of the Members holding a majority of the Membership Interests, the Company or the Manager, on behalf of the Company, shall not, and shall not enter into any commitment to:

(a)   amend, modify, or waive any provisions of the Articles of Organization;

(b)   issue additional Membership Interests, Equity Securities, or other securities or, except in connection with a Transfer of Membership Interests that complies with the applicable provisions of ARTICLE IX and Section 4.01(b), admit additional Members to the Company;

(c)   incur any indebtedness, pledge, or grant Liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person in excess of $50,000 in a single transaction or series of related transactions, or in excess of $50,000 in the aggregate at any time outstanding;

(d)   make any loan or advance to, or a Capital Contribution in, any Person, in excess of $50,000;

(e)   appoint or remove the Company's auditors or make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

(f)   enter into, amend in any material respect, waive, or terminate any Related Party Agreement other than the entry into a Related Party Agreement that is on an arm's length basis and on terms no less favorable to the Company than those that could be obtained from an unaffiliated third party;

(g)   enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, acquisition of stock, or acquisition of assets) by the Company of any assets or equity interests of any Person, other than in the ordinary course of business consistent with past practice; provided that any merger or conversion requires the consent of the Members holding a majority of the Membership Interests to the agreement of merger or plan of conversion; provided further that any merger or conversion in which the Members become personally liable for any obligations of a constituent party as a result of such merger or conversion requires the consent of all of the Members to the agreement of merger or plan of conversion, unless the agreement of merger or plan of conversion provides that all Members shall have the dissenters' rights prescribed by Article 11 of RULLCA;

(h)   enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets or equity interests, other than sales of inventory in the ordinary course of business consistent with past practice; provided that any merger or conversion requires the consent of the Members holding a majority of the Membership Interests to the agreement of merger or plan of conversion; provided further that any merger or conversion in which the Members become personally liable for any obligations of a constituent party as a result of such merger or conversion requires the consent of all of the Members to the agreement of merger or plan of conversion, unless the agreement of merger or plan of conversion provides that all Members shall have the dissenters' rights prescribed by Article 11 of RULLCA;

(i)   establish a Subsidiary or enter into any joint venture or similar business arrangement;

(j)   settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability with a value in excess of $50,000 or agree to the provision of any equitable relief by the Company; provided, that if the lawsuit, claim, dispute, or other proceeding involves an indemnification claim pursuant to ARTICLE X, such settlement shall also be approved in accordance with the terms of Section 10.01(c);

(k)   initiate or consummate an Initial Public Offering, Qualified Public Offering, or any other public offering and sale of the Membership Interests, Equity Securities, or any other securities;

(l)   change the Company's name; provided that the name shall always contain the words "limited liability company" or the abbreviation "L.L.C." or "LLC"; or

(m)   make any investment in any other Person in excess of $50,000.

Section VII.03 **Officers.** The Manager may appoint individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until such Officer's successor is designated by the Manager or until such Officer's earlier death, resignation, or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Manager.

Section VII.04 **Compensation and Reimbursement of Manager.** The Manager shall not be compensated for its services as the Manager, but the Company shall reimburse the Manager for all ordinary, necessary, and direct expenses incurred by the Manager acting on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount and shall not exceed $50,000 in the aggregate for any Fiscal Year.

Section VII.05 **Removal of Manager.** The Manager may be removed or replaced at any time, with or without cause, by the holders of two-thirds of the Membership Interests held by Members other than the Manager. Following such removal or replacement, a successor Manager shall be elected by the holders of a majority of the Membership Interests held by Members other than the immediately prior Manager. The removal of the Manager shall not affect its rights as a Member and shall not constitute a dissociation of such Member.

Section VII.06 **Resignation of Manager.** The Manager may resign at any time by giving 30 days' written notice to the Company. Any such resignation shall be effective on receipt thereof unless it is specified to be effective at some other time or on the occurrence of some other event. The Company's acceptance of a resignation shall not be necessary to make it effective. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a dissociation of such Member.

Section VII.07 **No Personal Liability.** Except as otherwise provided in RULLCA, by Applicable Law, or expressly in this Agreement, the Manager or Officer will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being or acting as a Manager or Officer.

ARTICLE VIII
Pre-Emptive Rights

Section VIII.01   **Pre-Emptive Rights.**

(a) **Issuance of Additional Equity Securities.** The Company hereby grants each Member the right to purchase its Pro Rata Share of any new Equity Securities (other than any Excluded Securities) (the "**New Securities**") that the Company may from time to time propose to issue or sell to any party.

(b) **Additional Issuance Notices.** The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale described in Section 8.01(a) to the Members within five Business Days following approval of any such issuance or sale by the Members in accordance with Section 7.02(b). The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase New Securities (a "**Prospective Purchaser**") and shall set forth the material terms and conditions of the proposed issuance, including:

(i) the number and description of the New Securities proposed to be issued and the Membership Interest in the Company such issuance would represent;

(ii) the proposed issuance date, which shall be at least 20 Business Days from the date of the Issuance Notice;

(iii) the proposed purchase price per unit of the New Securities; and

(iv) if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Manager's good-faith determination of the Fair Market Value thereof.

The Issuance Notice shall also be accompanied by a current copy of the Members Schedule indicating the Members' Membership Interests in a manner that enables each Member to calculate its Pro Rata Share of any New Securities.

(c) **Exercise of Pre-Emptive Rights.** Each Member shall for a period of 10 Business Days following the receipt of an Issuance Notice (the "**Exercise Period**") have the right to elect irrevocably to purchase its Pro Rata Share of the New Securities at the purchase price determined in accordance with the Issuance Notice by delivering a written notice to the Company (an "**Acceptance Notice**"). The delivery of an Acceptance Notice by a Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 8.01 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

(d) **Over-Allotment.** No later than five Business Days following the expiration of the Exercise Period, the Company shall notify each Member in writing of the number of New Securities that each Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "**Over-Allotment Notice**"). Each Member exercising its right to purchase its Pro Rata Share of the New Securities in full (an "**Exercising Member**") shall have a right of over-allotment such that if any other

Member fails to exercise its rights under this Section 8.01 to purchase its Pro Rata Share of the New Securities (each, a "**Non-Exercising Member**"), such Exercising Member may purchase its Pro Rata Share of such Non-Exercising Member's allotment by giving written notice to the Company within five Business Days of receipt of the Over-Allotment Notice (the "**Over-Allotment Exercise Period**").

(e)   **Sales to the Prospective Purchaser.** Following the expiration of the Exercise Period and, if applicable, the Over-Allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Members declined to exercise the pre-emptive right set forth in this Section 8.01 on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company to the Prospective Purchaser must be reduced by the amount of New Securities that Exercising Members exercised their right to purchase pursuant to this Section 8.01); provided, that (i) such issuance or sale is closed within 20 days after the expiration of the Over-Allotment Exercise Period subject to the extension of such 20 Business Day period for a reasonable time not to exceed 40 days to the extent reasonably necessary to obtain any third-party approvals and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the respective Issuance Notice. In the event the Company has not sold such New Securities within such time, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this Section 8.01.

(f)   **Closing of the Issuance.** The closing of any purchase by any Exercising Member shall, if applicable, be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice or, if all of the New Securities are being issued to Exercising Members, as soon as is commercially reasonable following the expiration of the last Over-Allotment Exercise Period. Upon the issuance or sale of any New Securities in accordance with this Section 8.01, the Company shall deliver the New Securities free and clear of any Liens (other than those arising hereunder, those that may arise under the Securities Act and other Applicable Laws, and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized, validly issued, fully paid, and non-assessable. The Company, in the discretion of the Manager pursuant to Section 4.05(a), may deliver to each Exercising Member certificates evidencing the New Securities. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale, including, without limitation, entering into such additional agreements as may be necessary or appropriate.]

ARTICLE IX
Transfer

28

Section IX.01 General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 9.02 or in accordance with the procedures set forth in Section 9.03, no Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of Members holding a majority of the Membership Interests. No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b) hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 9.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under RULLCA;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company; or

(vii)   in the case of a Transfer, if the Manager, acting in good faith, determines that such Transfer could have a material adverse effect on the Company as a result of any regulatory or other requirement or restriction imposed by any Governmental Authority.

(c)   Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d) For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section IX.02 **Permitted Transfers.** The provisions of Section 9.01(a) and Section 9.03 shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to any of the following:

(a) Any Affiliate of such Member; or

(b) (i) Such Member's Spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the Spouses of each such natural person (collectively, "**Family Members**"), (ii) a trust under which the distribution of Membership Interests may be made only to such Member or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his life, (iv) a corporation, partnership, or limited liability company, the shareholders, partners, or members of which are only such Member or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, or beneficiaries.

Section IX.03 Right of First Refusal.

(a) **Right of First Refusal.** At any time, and subject to the terms and conditions specified in this Section 9.03, each Member shall have a right of first refusal if any other Member (the "**Offering Member**") receives a bona fide offer from an Independent Third Party that the Offering Member desires to accept to purchase all or any portion of the Equity Securities owned by the Offering Member (the "**Offered Securities**"). Each time the Offering Member receives an offer for any of its Equity Securities, the Offering Member shall first make an offering of the Offered Securities to the other Members in accordance with the following provisions of this Section 9.03 before the Transfer of such Offered Securities to the Independent Third Party.

(b) **Offer Notice.**

(i) The Offering Member shall, within five Business Days of receipt of the offer from the Independent Third Party, give written notice (the "**Offering Member Notice**") to the Company and the other Members stating that it has received a bona fide offer from an Independent Third Party and specifying (a) the number of Offered Securities to be sold by the Offering Member, (b) the name of the Person who has offered to purchase such Offered Securities, (c) the purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof, and (d) the proposed date, time, and location of the closing of the Transfer, which shall not be less than 60 days from the date of the Offering Member Notice.

(ii)   The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Securities to the other Members, which offer shall be irrevocable until the end of the ROFR Offer Notice Period.

(iii)   By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each other Member that (a) the Offering Member has full right, title, and interest in and to the Offered Securities, (b) the Offering Member has all the necessary power and authority and has taken all necessary action to sell such Offered Securities as contemplated by this Section 9.03, and (c) the Offered Securities are free and clear of any and all Liens (other than those arising hereunder, those that may arise under the Securities Act and other applicable federal or state securities or blue sky laws, and those attributable to actions of the purchasers thereof).

(c)   Exercise of the ROFR.

(i)   Upon receipt of the Offering Member Notice, each Member shall have ten Business Days (the "**ROFR Offer Notice Period**") to elect to purchase all (but not less than all) of the Offered Securities by delivering a written notice (a "**ROFR Offer Notice**") to the Offering Member and the Company stating that it offers to purchase such Offered Securities on the terms specified in the Offering Member Notice. Any ROFR Offer Notice shall be binding on delivery and irrevocable by the applicable Member. If more than one Member delivers a ROFR Offer Notice, each such Member (the "**Purchasing Member**") shall be allocated its Pro Rata Share of the Offered Securities.

(ii)   Each Member that does not deliver a ROFR Offer Notice during the ROFR Offer Notice Period shall be deemed to have waived all of such Member's rights to purchase the Offered Securities under this Section 9.03, and if no Member elects to purchase the Offered Securities pursuant to this Section 9.03, the Offering Member shall thereafter be free to sell the Offered Securities to the Independent Third Party named in the Offering Member Notice without any further obligation to the other Members pursuant to this Section 9.03.

(d)   **Consummation of Sale.** If no Member delivers a ROFR Offer Notice in accordance with Section 9.03(c), then the Offering Member may, during the 60 day period immediately following the expiration of the ROFR Offer Notice Period, which period may be extended for a reasonable time not to exceed 90 days to the extent reasonably necessary to obtain any required approvals or consents from any Governmental Authority (the "**Waived ROFR Transfer Period**"), Transfer all of the Offered Securities to the Independent Third Party on terms and conditions no more favorable to the Independent Third Party than those set forth in the Offering Member Notice. If the Offering Member does not Transfer the Offered Securities within such period or, if such Transfer is not consummated within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Securities shall not be Transferred to the Independent Third Party unless the Offering Member sends a new Offering Member Notice in accordance with, and otherwise complies with, this Section 9.03.

(e)   **Cooperation.** Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 9.03 including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(f)   **Closing.** At the closing of any sale and purchase to any Purchasing Member pursuant to this Section 9.03, the Offering Member shall deliver to the Purchasing Member(s) certificates (if any exist in accordance with Section 4.05) representing the Offered Securities to be sold, accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefore from such Purchasing Member(s) by certified or official bank check or by wire transfer of immediately available funds.

Section IX.04 Purchase by Member on Termination of Marital Relationship.

(a)   If the Marital Relationship of a Member is terminated by death of the Member's Spouse or by Divorce, and the Member does not succeed to all of the Spouse's interest in the Membership Interests held by the Member at such time (the "**Spouse's Interest**," regardless of whether the interest is characterized as community, quasi-community, or separate property, or as property held as joint tenants), then the Spouse or Spouse's estate shall offer to sell to the Member, and the Member may purchase, the Spouse's Interest in such Membership Interests for the Spousal Purchase Price set forth in Section 9.04(c).

(b)   Any Membership Interest held by a Member as a trustee of a trust as a result of the death of the Spouse or the Member's Divorce from the Spouse shall be treated as owned by the Member for purposes of this Agreement.

(c)   The term "**Spousal Purchase Price**" means the cash price that a willing buyer having all relevant knowledge would pay a willing seller in an arm's length transaction. The buyer and seller shall use their best efforts to mutually agree in good faith on the Spousal Purchase Price.

ARTICLE X
Indemnification

Section X.01   Covered Persons.

(a)   **Covered Persons.** As used herein, the term "**Covered Person**" shall mean each (i) Member, including the Manager, (ii) officer, director, shareholder, partner, member, manager, Affiliate, employee, agent, or representative of each Member, and each of their respective Affiliates, and (iii) Manager, Officer, employee, agent, or representative of the Company.

(b)   **Indemnification.** To the fullest extent permitted under RULLCA (after waiving all RULLCA restrictions on indemnification other than those which cannot be eliminated or modified under RULLCA), as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than RULLCA permitted the Company to provide before such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, the Manager, or any of their respective direct or indirect Subsidiaries in connection with the business of the Company; or

(ii)   such Covered Person being or acting in connection with the business of the Company as a member, shareholder, partner, Affiliate, manager, director, officer, employee, agent, or representative of the Company, any Member, the Manager, or any of their respective Affiliates, or such Covered Person serving or having served at the request of the Company as a member, manager, director, officer, employee, agent, or representative of any Person including the Company;

provided, that such Loss did not arise from (a) the Covered Person's conduct involving bad faith, willful or intentional misconduct, the intentional infliction of harm on the Company or a Member, or a knowing violation of law, (b) a transaction from which such Covered Person derived an improper personal benefit, (c) a circumstance under which the liability provisions for improper distributions of Section 17704.06 of RULLCA are applicable, or (d) a breach of such Covered Person's duties or obligations under Section 17704.09 of RULLCA (taking into account any restriction, expansion, or elimination of such duties and obligations provided for in this Agreement).

(c)   **Control of Defense.** On a Covered Person's discovery of any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 10.01, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit, or proceeding; provided, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 10.01, unless the Company shall have been

33

materially prejudiced thereby. Subject to the approval of the holders of a majority of the Membership Interests held by the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit, or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit, or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend, or defending any such claim, lawsuit, or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit, or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit, or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit, or proceeding without the consent of the holders of a majority of the Membership Interests held by the disinterested Members (which consent shall not be unreasonably withheld, conditioned, or delayed).

(d)   **Reimbursement.** The Company shall promptly reimburse (or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 10.01; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 10.01, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(e)   **Entitlement to Indemnity.** The indemnification provided by this Section 10.01 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 10.01 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 10.01 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(f)   **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance (i)] to cover Losses covered by the indemnification provisions contained in this ARTICLE X and (ii) to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties whether or not covered by the foregoing indemnifications, in each case, in such amount and with such deductibles as the Manager may reasonably determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained in this ARTICLE X, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(g)   **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 10.01 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(h)   **Savings Clause.** If this Section 10.01 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 10.01 to the fullest extent permitted by any applicable portion of this Section 10.01 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(i)   **Amendment.** The provisions of this Section 10.01 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 10.01 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section 10.01 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing before such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section X.02   **Survival.** The provisions of this ARTICLE X shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE XI
Accounting: Tax Matters

Section XI.01 **Financial Statements.** The Company shall furnish to each Member the following reports:

(a)   **Annual Financial Statements.** As soon as available, and in any event within 120 days after the end of each Fiscal Year, audited consolidated balance sheets of the Company as of the end of each such Fiscal Year and audited consolidated statements of income, cash flows, and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Manager, certifying to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years, and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of their operations and changes in their cash flows and Members' equity for the periods covered thereby.

(b)   **Quarterly Financial Statements.** As soon as available, and in any event within 45 days after the end of each quarterly accounting period in each Fiscal Year (other than the last fiscal quarter of the Fiscal Year), unaudited consolidated balance sheets of the Company as of the end of each such fiscal quarter and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows, and Members' equity for such fiscal quarter and for the current Fiscal Year to date, in each case setting forth in comparative form the figures for the corresponding periods of the previous fiscal quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto), and certified by the principal financial or accounting Officer of the Company.

(c)   **Monthly Financial Statements.** As soon as available, and in any event within 30 days after the end of each monthly accounting period in each fiscal quarter (other than the last month of the fiscal quarter), unaudited consolidated balance sheets of the Company as of the end of each such monthly period and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows, and Members' equity for each such monthly period and for the current Fiscal Year to date, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto).

Section XI.02 **Inspection Rights.** Upon reasonable notice from a Member or Permitted Transferee, the Company shall afford the Member or Permitted Transferee and each of its respective Representatives access during normal business hours to (i) the Company's properties, offices, plants, and other facilities, (ii) the corporate, financial, and similar records, reports, and documents of the Company, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters, and communications with Members and Permitted Transferees (including the Manager), and permit the Member or Permitted Transferee and each of its respective Representatives to examine such documents and make copies thereof, and (iii) any Officers, senior employees, and public accountants of the Company, and afford the Member or Permitted Transferee and each of its respective Representatives the opportunity to discuss and advise on the affairs, finances, and accounts of the Company with such Officers, senior employees, and public accountants (and the Company hereby authorizes said accountants and other Persons to discuss with such Member or Permitted Transferee and its Representatives such affairs, finances, and accounts); in each case, to the extent such information is for a purpose reasonably related to the Member's or Permitted Transferee's interest as a Member or Permitted Transferee.

Section XI.03 **Income Tax Status.** It is the intent of the Company and the Members that the Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. Neither the Company, the Manager, nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section XI.04 Tax Matters Representative.

(a)   **Appointment.** The Members hereby appoint the Manager as "partnership representative" as provided in Code Section 6223(a) (the **"Tax Matters Representative"**). The Tax Matters Representative can be removed at any time by a vote of Members holding a majority of the Membership Interests, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Representative, Members holding a majority of the Membership Interests shall select a replacement Tax Matters Representative.

(b) **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Tax Matters Representative shall promptly notify the Members in writing of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon receipt of a notice of final partnership adjustment, and shall keep the Members reasonably informed of the status of any tax audit and resulting administrative and judicial proceedings. Without the consent of Members holding a majority of the Membership Interests, the Tax Matters Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency, or enter into any settlement agreement relating to items of income, gain, loss, or deduction of the Company with any Taxing Authority.

(c) **US Federal Tax Proceedings**. The Tax Matters Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Tax Matters Representative or the Company under the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code (the **"Partnership Audit Rules"**) (including an election under Code Section 6226), and the Members shall take such actions reasonably requested by the Tax Matters Representative. To the extent that the Tax Matters Representative does not make an election under Code Section 6221(b) or Code Section 6226, (i) the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), and (ii) the Members shall take such actions as reasonably requested by the Tax Matters Representative, including filing amended tax returns and paying any tax due under Code Section 6225(c)(2)(A) or paying any tax due and providing applicable information to the Internal Revenue Service under Code Section 6225(c)(2)(B).

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.03(c).

(e) **Section 754 Election.** The Tax Matters Representative will make an election under Code Section 754, if requested in writing by another Member.

(f) **Expenses.** Any expenses incurred by the Tax Matters Representative in carrying out its responsibilities and duties in such capacity under this Agreement shall be an expense of the Company for which the Tax Matters Representative shall be reimbursed by the Company.

(g) **Indemnification.** The Company shall indemnify, hold harmless, defend, pay, and reimburse the Tax Matters Representative against any and all Losses incurred as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section XI.05 **Tax Returns.** At the expense of the Company, the Manager (or any Officer that it may designate pursuant to Section 7.03) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. No later than 90 days after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member or Permitted Transferee at any time during such Fiscal Year, such written information as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member or Permitted Transferee at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065.

Section XI.06 **Company Funds.** All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively on the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XII
Dissolution and Liquidation

Section XII.01 **Events of Dissolution.** The Company shall be dissolved and its affairs wound up only on the occurrence of any of the following events:

(a) An election to dissolve the Company made by Members holding a majority of the voting Membership Interests;

(b) At the election of the non-defaulting Members, in their sole discretion, if a Member breaches any material covenant, duty, or obligation under this Agreement, which breach remains uncured for 60 days after written notice of such breach was received by the defaulting Member.

38

(c)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company;

(d)   Passage of 90 consecutive days during which the Company has no Members; provided that the Membership Interest of a natural person who is the sole Member may pass, by will or Applicable Law, to the Member's heirs, successors, or assigns pursuant to Section 17707.01(c) of RULLCA;

(e)   The entry of a decree of judicial dissolution under Section 17707.03 of RULLCA; or

(f)   The occurrence of a dissolution event set forth in the Articles of Organization.

Section XII.02 **Effectiveness of Dissolution.** Dissolution of the Company shall be effective on the day on which the event described in Section 12.01 occurs. On the occurrence of an event described in Section 12.01, the Liquidator (or, in the case of a dissolution pursuant to Section 12.01(d), the persons conducting the winding up of the Company's affairs pursuant to Section 17707.04 of RULLCA) shall file a certificate of dissolution with the California Secretary of State pursuant to Section 17707.08 of RULLCA, unless such a filing is not required by RULLCA, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 12.03, and the Articles of Organization shall have been canceled as provided in Section 12.04.

Section XII.03 **Liquidation.** If the Company is dissolved pursuant to Section 12.01, the Company shall be liquidated and its business and affairs wound up in accordance with RULLCA and the following provisions:

(a)   **Liquidator.** The Manager shall act as liquidator to wind up the Company (the "**Liquidator**"), unless the Company is being dissolved pursuant to Section 12.01(b) based on the breach of the Manager, in which case the Liquidator shall be a Person selected by the unanimous consent of the non-defaulting Members in their sole discretion. The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   **Notice of Liquidation.** The Liquidator (or other persons winding up the affairs of the Company pursuant to Section 12.02) shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company.

(c)   **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(d)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   First, to the payment of all of the Company's known debts and liabilities (including debts and liabilities to Members who are creditors, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unknown liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

(e)   **Discretion of Liquidator.** Notwithstanding the provisions of Section 12.03(d) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 12.03(d), if on dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon the approval of the holders of a majority of the outstanding Membership Interests, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 12.03(d), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value.

Section XII.04 **Certificate of Cancellation; Cancellation of Foreign Qualifications.** On completion of the distribution of the assets of the Company as provided in Section 12.03(d) hereof, the Liquidator shall file a certificate of cancellation with the California Secretary of State and shall cause the cancellation of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of California and shall take such other actions as may be necessary to terminate the Company.

Section XII.05 **Survival of Rights, Duties, and Obligations.** Dissolution, liquidation, winding up, or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up, or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission before such dissolution, liquidation, winding up, or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to ARTICLE X.

Section XII.06 **Recourse for Claims.** Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss, and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

Section XII.07 **Continuation.** After a certificate of dissolution has been filed but before a certificate of cancellation has been filed, Members holding a majority of the Membership Interests may continue the Company by filing a certificate of continuation with the California Secretary of State if (a) the remaining Members unanimously vote to continue the Company's business, (b) the dissolution of the Company was by a vote of the Members pursuant to Section 12.01(a) and each Member who voted in favor of dissolution agrees in writing to revoke that vote, or (c) the Company was not actually dissolved.

ARTICLE XIII
Miscellaneous

Section XIII.01 **Expenses.** Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section XIII.02 **Further Assurances.** In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section XIII.03   Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, **"Confidential Information"**). In addition, each Member acknowledges that (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information, (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace, and (iii) the Company would be irreparably harmed if the

Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b)   Nothing contained in Section 13.03(a) shall prevent any Member from disclosing Confidential Information (i) on the order of any court or administrative agency, (ii) on the request or demand of any regulatory agency or authority having jurisdiction over such Member, (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests, (iv) to the extent necessary in connection with the exercise of any remedy hereunder, (v) to any other Member, the Manager, or the Company, (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 13.03 as if a Member, or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, if such potential Permitted Transferee agrees in writing to be bound by the provisions of this Section 13.03 as if a Member before receiving such Confidential Information; provided, that in the case of clause (i), (ii), or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of Section 13.03(a) shall not apply to Confidential Information that (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement, (ii) is or has been independently developed or conceived by such Member without use of Confidential Information, or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Members, or any of their respective Representatives; provided, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d)   The obligations of each Member under this Section 13.03 shall survive (i) the termination, dissolution, liquidation, and winding up of the Company, (ii) the dissociation of such Member from the Company, and (iii) such Member's Transfer of its Membership Interests.

Section XIII.04   **Notices.** All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date

42

sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.04):

If to the Company:	579 6th Avenue Apt. 201 San Francisco, CA 94118 Email: hometeam@rikkisbarsf.com Attention: Sara Yergovich and Danielle Thoe
If to the Manager:	579 6th Avenue Apt. 201 San Francisco, CA 94118 Email: hometeam@rikkisbarsf.com Attention: Managing Member
If to a Member:	To such Member's respective mailing address or email address, as applicable, as set forth on the Members Schedule.

If to a non-managing Member, to such Member's respective mailing address as set forth on the Members Schedule.

Section XIII.05   **Headings.** The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section XIII.06   **Severability.** If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 10.01(h), on such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section XIII.07   **Entire Agreement.** This Agreement, together with the Articles of Organization and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, records, representations, and warranties, both written and oral, whether express or implied, with respect to such subject matter.

Section XIII.08 **Successors and Assigns.** Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section XIII.09 **No Third-Party Beneficiaries.** Except as provided in ARTICLE X, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section XIII.10 **Amendment.** Subject to Section 7.02 and except as otherwise provided by this Agreement, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and the Members holding a majority of the Membership Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Membership Interests in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members.

Section XIII.11 **Waiver.** No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section 13.11 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 8.01(c) and Section 9.03(c)(ii) hereof.

Section XIII.12 **Governing Law.** All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of California.

Section XIII.13 **Submission to Jurisdiction.** The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the Northern District of California or, if such court does not have subject matter jurisdiction, the courts of the

State of California sitting in San Francisco, and any appellate court from any thereof, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of California. Each of the parties hereby irrevocably consents to the jurisdiction of such courts in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding that is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice, or other document by registered mail to the address set forth in Section 13.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section XIII.14   **Equitable Remedies.** Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section XIII.15   **Attorneys' Fees.** If any party hereto institutes any legal suit, action, or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section XIII.16   **Remedies Cumulative.** The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided herein to the contrary.

Section XIII.17   **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section XIII.18   **Spousal Consent.** Each Member who has a Spouse on the date of this Agreement shall cause such Member's Spouse to execute and deliver to the Company a spousal consent in the form of Exhibit B hereto (a **"Spousal Consent"**), pursuant to which the Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions. If any Member should marry or engage in a Marital Relationship following the date of this Agreement, such Member shall cause such Member's Spouse to execute and deliver to the Company a Spousal Consent within 30 days thereof.

45

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

The Libra Project, a California limited liability company
By its Managers:

Danielle Thoe
By: ______________________________
Name: Danielle Thoe
Title: Manager

By: ______________________________
Name: Sara Yergovich
Title: Manager

The Members:

Danielle Thoe
By: _____________________________
Name: Danielle Thoe
Title: Member and Manager

By: _____________________________
Name: Sara Yergovich
Title: Member and Manager

EXHIBIT A

FORM OF JOINDER AGREEMENT

JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated August 15, 2024, as amended from time to time (the "**Agreement**"), between the members and The Libra Project, LLC, a limited liability company organized under the laws of California (the "**Company**"). Pursuant to the Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [DATE].

[NEW MEMBER]

By_____
Name:
Title:

EXHIBIT B

FORM OF SPOUSAL CONSENT

CONSENT OF SPOUSE
THE LIBRA PROJECT, LLC
OPERATING AGREEMENT

I, _____, spouse of _____, acknowledge that I have read the Operating Agreement, dated as of August 15, 2024, by and among The Libra Project, LLC, a California limited liability company (the "Company") and its members (as the same may be amended or amended and restated from time to time, the "Agreement"), and that I understand the contents of the Agreement. I am aware that my spouse is a party to the Agreement and the Agreement contains provisions regarding the voting and transfer of shares of interests (as defined in the Agreement) of the Company which my spouse may own, including any interest I might have therein.

I hereby agree that I and any interest, including any community property interest, that I may have in any membership interests of the Company subject to the Agreement shall be irrevocably bound by the Agreement[, including any restrictions on the transfer or other disposition of any membership interest or voting or other obligations as set forth in the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreement.

This Consent shall be binding on my executors, administrators, heirs and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Agreement and this Consent.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right. I am under no disability or impairment that affects my decision to sign this Consent and I knowingly and voluntarily intend to be legally bound by this Consent.

Dated as of _____

_____
Signature

_____
Print Name

51

Schedule **I**

MEMBERS SCHEDULE

as of August 15, 2024

Member	Address, Fax Number, and Email	Capital Contribution	Membership Interest
Danielle Thoe	danielle@rikkisbarsf.com	Initial capital, intellectual property, know-how, time and effort	50%
Sara Yergovich	sara@rikkisbarsf.com	Initial capital, intellectual property, know-how, time and effort	50%